ITEM 7
BlackRock Advisors, LLC
BlackRock Asset Management Canada Limited
BlackRock Financial Management, Inc.
BlackRock Fund Advisors*
BlackRock Investment Management (Australia) Limited
BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.